June ___, 2008

As an advisor whose firm has recommended the Paradigm Value Fund (PVFAX) for clients’  small-cap value allocations, I thought you might be interested to hear that the Fund’s Co-Portfolio Managers, Jason Ronovech and Jonathan Vyorst, just received national recognition for the performance of another strategy they manage.

Paradigm’s SMid-Cap portfolio was ranked among the top 10 strategies in its asset class for risk-adjusted performance over the last five years by leading investment database Informa.

The goal of the SMid strategy is to generate consistent returns while minimizing volatility.  As a result, it invests in larger companies than the Value Fund, typically $500 million to $5 billion at acquisition. The portfolio managers work to identify high-quality, undervalued companies and participate in their appreciation over the long term.

The SMid portfolio is equally weighted: Positions are purchased at 1.5% of portfolio weight and trimmed between 2% and 3% to rebalance. The portfolio managers look for a blend of 80% consistent, under-valued cash-generators, complemented with 20% special situations with potential for shorter-term outperformance. Turnover is low, making the strategy tax-efficient.

We recommend the SMid strategy to advisors looking for exposure to the smaller side of the  mid-cap market, or as a small-cap allocation for risk-averse clients who couldn’t sleep at night because of the volatility inherent in true small-cap investing.

The strategy is available as a separately managed account with $1 million minimums, and also as a mutual fund: the Paradigm Select Fund (PFSLX).

Portfolio Manager Jonathan Vyorst also received an award for the performance of his all-cap value strategy, a highly successful separately managed account that is newly available in mutual fund form as the Paradigm Intrinsic Value Fund (PVIVX).

Thank you for your continued confidence in Paradigm Capital Management. I’d be happy to provide more detail if you’re interested in exploring options for  clients.

Cordially,

Gordon Sacks

Vice President & Director of Marketing

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com or by calling the transfer agent at 1-800-239-0732. The prospectus should be read carefully before investing.